Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527
July 22, 2011
ELECTRONIC FILING
Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Atlas Resources Series 28-2010 L.P. Amendment No. 2 to Registration Statement on Form 10 Filed July 22, 2011 File No. 0-54378
Dear Mr. Schwall:
This letter is submitted on behalf of Atlas Resources Series 28-2010 L.P. (the “Partnership”) in response to your letter dated July 5, 2011 with respect to Amendment No. 1 to the above referenced Registration Statement on Form 10 for the Partnership. Additionally, Amendment No. 2 (the “Amendment”) to the Partnership’s Registration Statement on Form 10 is being filed of even date. For your convenience, we have first restated your comments in italics and then provided the Partnership’s response.
General
1.	We note your response to comment 6 from our letter dated May 26, 2011. Please revise your filing to disclose the number of acres and the percentage of reserves subject to fracking. Please also disclose the costs associated with your fracking activities.
The Partnership’s number of acres subject to hydraulic fracing and its estimated costs associated with its fracing activities as reported to you in our July 16th letter, which have been updated, are disclosed in the third full paragraph on page 12 of the Amendment. However, the percentage of the Partnership’s reserves that are subject to fracing has not been disclosed because that information is currently unknown since the Partnership does not conduct reserve evaluations of its wells during the drilling phrase.
2.	We note your response to the last two bulleted items in comment 7 from our letter dated May 26, 2011. Please revise your filing to disclose the information that you provided in response to such items.
The disclosure regarding the Partnership’s evaluation of the environmental impact of additives to the frac fluid and its intent to minimize the use of water in fracing its wells and disposing of the water in a way that minimizes any impact to nearby surface water has been revised beginning with the fourth full paragraph on page 12 of the Amendment to include the information the Partnership provided in the last two bulleted items in comment 7 from your letter dated May 26, 2011.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 22, 2011

3.	Please tell us which chemicals are being injected in connection with hydraulic fracturing operations on your properties.
The chemicals used in connection with the managing general partner’s hydraulic fracturing operations on the Partnership’s properties vary from well to well and based on the drilling contractor performing the work. Lists of chemical additives most typically used in fracture fluids are available to the public via www.energyindepth.org/in-depth/frac-in-depth and in other publications sponsored by the American Petroleum Institute, the American Exploration and Production Council and other oil and gas trade associations. The Partnership does not believe that disclosure of the precise chemicals used in its operations would be meaningful to investors in making their investment decision. The Registration Statement discusses the risks associated with the Partnership’s drilling operations, including those associated with “environmental accidents such as gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment or oil leaks, including groundwater contamination.” In addition, the Partnership has added an additional risk factor, which begins on page 19 of the Amendment, discussing issues related to hydraulic fracturing as follows:
“Federal and State Legislation and Regulatory Initiatives Related to Hydraulic Fracturing Could Result in Increased Costs and Operating Restrictions or Delays. Bills have been introduced in Congress since 2009 that would subject hydraulic fracturing to federal regulation under the Safe Drinking Water Act. If adopted, these bills could result in additional permitting requirements for hydraulic fracturing operations as well as various restrictions on those operations. These permitting requirements and restrictions could result in delays in operations at well sites as well as increased costs to make wells productive. Moreover, the bills introduced in Congress would require the public disclosure of certain information regarding the chemical makeup of hydraulic fracturing fluids, many of which are proprietary to the service companies that perform the hydraulic fracturing operations. Such disclosure could make it easier for third parties to initiate litigation against us in the event of perceived problems with drinking water wells in the vicinity of an oil or gas well or other alleged environmental problems. In addition to these federal legislative proposals, some states and local governments have adopted, and others are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances, including requirements regarding chemical disclosure, casing and cementing of wells, withdrawal of water for use in high-volume hydraulic fracturing of horizontal wells, baseline testing of nearby water wells, and restrictions on the type of additives that may be used in hydraulic fracturing operations. For example, Pennsylvania has adopted a variety of well construction, set back, and disclosure regulations limiting how fracturing can be performed and requiring some degree of chemical disclosure. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from tight formations.”

Mr. H. Roger Schwall
Securities and Exchange Commission
July 22, 2011

4.	In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. For example, and without limitation, please address the following with respect to your hydraulic fracturing operations:
The Partnership believes that all material information on relating to its potential liability for environmental contamination related to hydraulic fracturing under current law is disclosed in the Amendment, including the disclosures set forth below.
•	disclose the applicable policy limits and deductibles related to your insurance coverage;
The applicable policy limits and deductibles related to the Partnership’s insurance coverage are disclosed beginning with the first full paragraph on page 14 of the Amendment.
•	disclose your related indemnification obligations and those of your operator and the third parties who perform hydraulic fracturing operations on your wells, if applicable;
The requested disclosure regarding the indemnification obligations has been added, beginning with the carryover paragraph at the bottom of page 13 of the Amendment.
•	clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and
The Partnership’s applicable insurance coverage related to any resulting negative environmental effects is clarified beginning with the carryover paragraph on page 14 of the Amendment.
•	provide further detail on the risks for which you are insured for your hydraulic fracturing operations.
Further detail on the risks for which the Partnership is insured for its hydraulic fracing is disclosed beginning with the carryover paragraph on page 14 of the Amendment.
5.	In this regard, discuss what remediation plans or procedures you or your operator have in place to deal with the environmental impact that would occur in the event of a spill or leak from your hydraulic fracturing operations.
A discussion of the Partnership’s remediation plan for spills or leaks from its hydraulic fracturing operations has been added, beginning with the fourth full paragraph on page 12 of the Amendment.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 22, 2011

Business, page 1
6.	We note your response to comment 11 from our letter dated May 26, 2011. Please provide the disclosure requested in such comment as of the most recent practicable date.
The disclosure regarding the types of outstanding Partnership units has been updated to July 10, 2011, instead of September 20, 2010, on page 2 of the Amendment.
Financial Information, page 27
7.	As your registration statement now includes financial statements as of and for the three months ended March 31, 2011, please include a discussion of the material changes in your financial condition and your results of operations for this interim period to comply with Item 303 (b) of Regulation S-K.
The Amendment has been updated, beginning on page 35, to discuss the Partnership’s financial condition and results of operations as of March 31, 2011.
Properties, page 34
8.	We note that you have not provided updated information in this amendment regarding your production. In that regard, we note that you disclose at page 34 production only to December 31, 2010. Please provide updated disclosure in your next amendment, or tell us why you believe that such disclosure is not required.
The Registration Statement has been updated to include the Partnership’s production information as of March 31, 2011, beginning on page 42 of the Amendment.
Security Ownership of Certain Beneficial Owners and Management, page 38
9.	We note that you have provided information in your table at page 38 as of December 31, 2010. Please revise to provide such information as of the most recent practicable date. See Item 403 of Regulation S-K.
The table regarding the shareholders of the Partnership’s managing general partner on page 47 of the Amendment has been updated to July 10, 2011 as set forth in the first full paragraph on page 46 of the Amendment.
Closing Comments
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
The comment is acknowledged.

Mr. H. Roger Schwall
Securities and Exchange Commission
July 22, 2011

In addition to the revisions to the Registration Statement requested in your letter, we also made certain updating and conforming revisions. Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Wallace W. Kunzman at the captioned number.

Very truly yours, KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger
Gerald A. Bollinger
cc: Mr. Freddie Kotek